Vivendi filed a criminal complaint against
Deutsche Telekom and Elektrim
Paris, October 10, 2006 — Vivendi filed a criminal complaint today with the Warsaw Regional Public Prosecutor’s office, to protect its rights as a creditor in the framework of the bankruptcy proceedings of Elektrim and prevent any illegal transfer of PTC shares, including through the exercise of a call option to the benefit of Deutsche Telekom which would result in the preferential treatment of certain creditors in breach of bankruptcy law.
Elektrim and Zygmunt Solorz-Zak, in cooperation with Deutsche Telekom, conducted in secrecy illegal negotiations with certain creditors of Elektrim in order to permit Deutsche Telekom to exercise a call option over the PTC shares. Deutsche Telekom announced that it had paid out 600 million Euros in respect to the call option.
Giving preferential treatment to one group of creditors over another while a company is headed for bankruptcy is a crime in Poland. This complaint, yet another example of Deutsche Telekom and Elektrim’s blatant defiance of Polish laws, is directed at all those entities and individuals who could benefit or have participated in the scheme.
Important disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi. Vivendi does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

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